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                             February 17, 2023

       Kyle Derham
       Chief Executive Officer
       Rice Acquisition Corp. II
       102 East Main Street, Second Story
       Carnegie, Pennsylvania 15106

                                                        Re: Rice Acquisition
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 2,
2023
                                                            File No. 333-268975

       Dear Kyle Derham:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Expected Accounting Treatment
       The Business Combination, page 21

   1. We have reviewed your response, along with the revisions, made to prior comment 7.
                                                        Your disclosures should
also include a discussion of the intermediary entities in your VIE consolidation model.
Please further expand here and on page 164 of the Unaudited Pro
                                                        Forma Condensed
Combined Financial Information to address the following, if not previously included:

                                                              that RONI Opco
was structured as a variable interest entity ("VIE") upon its formation, with
RONI determined to be its primary beneficiary for the reasons
 Kyle Derham
Rice Acquisition Corp. II
February 17, 2023
Page 2
              described in your response letter, such as RONI being the managing member and having decision making authority, the RONI Opco limited partners not having any kick-out rights nor substantive participating rights, etc.
                describe the nature of RONI's initial investment interest in RONI Opco, and its ownership interest via holding any or all of the Class A Units and/or Class B Units of
              RONI Opco, before the Business Combination.
                revise your organization diagrams on pages 13 and 14 to identify which entity is Net
              Power Operations LLC. We note in your response, you indicate that RONI Opco becomes Net Power Operations LLC.
                disclose if RONI Opco will continue to be considered a VIE after the Business
              Combination.
                disclose the formation dates of each of RONI Opco, Buyer, and Merger Sub and discuss whether they have any material assets, liabilities, revenues or operations.
                further, disclose that based on the organization of the Up-C structure, you applied a bottoms-up approach to the consolidation of the various entities involved in the transaction, whereby NET Power, a previously unconsolidated entity and having no common control relationship with any of the entities involved, will ultimately be acquired by RONI Opco and the merger will be accounted for using purchase acquisition at fair value.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021, page 167

2. Refer to the Historical column for RONI. Please revise the weighted average shares outstanding and the related basic and diluted net loss per share data to agree with the historical December 31, 2021 statement of operations on page F-25.

Comparative Share Information, page 179

3. Refer to the second paragraph on page 179. Please clarify that the weighted average shares outstanding and net earnings per share information reflect the Business
         Combination as if it occurred on January 1, 2021, the beginning of the earliest year presented. Your current disclosure states December 31, 2021.

Index to Financial
FirstName          Statements,
           LastNameKyle        page F-1
                           Derham
Comapany
4.         NameRice
       Please note the Acquisition Corp. IIupdating requirements of Rule 3-12 of Regulation S-X.
                       financial statement
February 17, 2023 Page 2
FirstName LastName
 Kyle Derham
FirstName LastNameKyle
Rice Acquisition Corp. II Derham
Comapany17,
February  NameRice
             2023    Acquisition Corp. II
February
Page 3 17, 2023 Page 3
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing